BNY: PO BOX 505006, Louisville, KY 40233-5006

Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Earlyworks Co., Ltd.

Extraordinary General Meeting of Shareholders

For Shareholders of record as of October 30, 2025

Friday, January 16, 2026

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 p.m. EST on January 12, 2026

Earlyworks Co., Ltd

Instructions to The Bank of New York, as Depositary
(Must be received prior to 12:00 p.m. EST on January 12, 2026)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipts of Earlyworks Co., Ltd registered in the name of the undersigned on the books of the Depositary as of the close of business on October 30, 2025 at the Extraordinary General Meeting of Shareholders of Earlyworks Co., Ltd to be held on January 16, 2026 in Japan.

NOTE:
1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution.
2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items.
3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:
FOR ON PROPOSALS 1, 2, 5, 4, 5.1, 5.2 AND 6

	PROPOSAL	YOUR VOTE		BOARD OF DIRECTORS RECOMMENDS
		FOR	AGAINST	
1.	Issuing Shares for Subscription	☐	☐	FOR
2.	Issuing Series P Share for Subscription (Conditional)	☐	☐	FOR
5.	Issuing Share Option for Subscription	☐	☐	FOR
4.	Partial Amendments to the Articles of Incorporation	☐	☐	FOR
5.	Election of Two (2) Directors			
5.1	Patrick Gruhn	☐	☐	FOR
5.2	Matthew Nicoletti	☐	☐	FOR
6.	Determination of Remuneration for Directors	☐	☐	FOR

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)   Date   Signature (if held jointly)   Date